Exhibit 99.1

THIS ANNOUNCEMENT IS BEING FILED AS A MATTER OF RECORD ONLY.  IT IS NOT INTENDED FOR PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES OF AMERICA OR TO ANY U.S. PERSON, OR IN OR INTO CANADA, AUSTRALIA, SOUTH AFRICA AND JAPAN

Investor News	Oliver Maier
Head of Investor Relations

Fresenius Medical Care
Else-Kröner-Straße 1
61352 Bad Homburg
Germany
T +49 6172 609-2601
F +49 6172 609-2301
oliver.maier@fmc-ag.com
www.fmc-ag.com

September 16, 2014

Fresenius Medical Care successfully places equity-neutral convertible bonds

Bad Homburg, Germany — Fresenius Medical Care AG & Co. KGaA (the “company” or “Fresenius Medical Care”; Frankfurt Stock Exchange: FME / New York Stock Exchange: FMS), the world’s largest provider of dialysis products and services, successfully placed equity-neutral convertible bonds (the “bonds”) in an aggregate principal amount of EUR 400 million. The bonds offer investors participation in the performance of Fresenius Medical Care shares. Concurrently with the bond issuance, Fresenius Medical Care will purchase call options1 on its shares to off-set in full the economic exposure from a potential exercise of the conversion rights embedded in the bonds. Therefore, the instrument will not result in the issuance of new shares upon conversion.

The final maturity date of the bonds is 31 January 2020. The bonds will be issued and redeemed at 100% of their principal amount. The bond coupon has been set at 1.125% per annum, payable semi-annually in arrears, with the first interest payment falling on 31 January 2015 (short first coupon). The initial conversion premium has been fixed at 35% above the share reference price2. Settlement and closing are expected on 19 September 2014. The bonds were offered as a private placement only to institutional investors outside the United States of America (U.S.), Australia, Canada and Japan.

1  Cash-settled; any increase of Fresenius Medical Care´s share price above the conversion price would be offset by a corresponding value increase of the call options; a dilution of Fresenius Medical Care’s share capital through issuance of new shares in connection with this transaction is ruled out.

2  The share reference price will be determined as the arithmetic average of Fresenius Medical Care’s daily volume weighted average XETRA share prices over a period of 15 consecutive XETRA trading days, commencing on and including 17 September 2014 (reference period). The initial conversion price is expected to be determined after market close on 8 October 2014, once the share reference price has been determined.

The bonds will be guaranteed jointly and severally by Fresenius Medical Care’s subsidiaries, Fresenius Medical Care Holdings, Inc. and Fresenius Medical Care Deutschland GmbH. Fresenius Medical Care will use the proceeds from the offering for general corporate purposes. Fresenius Medical Care intends to apply for the bonds to be included in the open market segment (Freiverkehr) of the Frankfurt Stock Exchange and such trading is expected to commence within one month of their issue.

Restrictions exist on the offer, sale and delivery of the bonds, inter alia, in the U.S. and to U.S. persons and in the United Kingdom (U.K.). See “Disclaimers,” below. Standard selling restrictions apply elsewhere.

Fresenius Medical Care will commit to a 90-day lock-up from the closing date, subject to certain customary exceptions.

About Fresenius Medical Care

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 2.5 million individuals worldwide. Through its network of 3,335 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatments for 280,942 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products.

For more information about Fresenius Medical Care, visit the company’s website at www.fmc-ag.com.

Disclaimers

The information contained in this announcement is for background purposes only and does not purport to be full or complete. No reliance may be placed for any purpose on the information contained in this announcement or its accuracy or completeness. No prospectus will be prepared in connection with the offering of the securities referred to herein. The securities referred to herein may not be offered to the public in any jurisdiction in circumstances which would require Fresenius Medical Care AG & Co. KGaA (“Fresenius Medical Care”),

its affiliates, any broker, dealer or bank, or any person acting on behalf of it or them, to prepare or register any prospectus or offering document relating to the securities referred to herein in such jurisdiction.

The distribution of this announcement and the offer and sale of the securities referred to herein may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein come should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement does not contain or constitute or form part of, and should not be construed as, an offer or invitation to sell, or the solicitation of an offer to buy or subscribe for, any securities to any person in the U.S., Australia, Canada, South Africa or Japan or in any jurisdiction to whom or in which such offer or solicitation is unlawful. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or the laws of any state within the U.S.or under the applicable securities laws of Australia, Canada, South Africa or Japan, and may not be offered or sold in the U.S., unless registered under the Securities Act or offered and sold in a transaction exempt from, or not subject to, the registration requirements of the Securities Act. Subject to certain exceptions, the securities referred to herein may not be offered or sold in Australia, Canada, South Africa or Japan or to, or for the account or benefit of, any national, resident or citizen of Australia, Canada, South Africa or Japan. There will be no public offer of the securities referred to herein in the U.S., Australia, Canada, South Africa or Japan.

The offer referred to herein when made in member states of the European Economic Area (“EEA”) which have implemented the Prospectus Directive (each, a “relevant member state”), is only addressed to and directed at persons who are “qualified investors” as defined in the Prospectus Directive (“Qualified Investors”). For these purposes, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in a relevant member state), and includes any relevant implementing measure in the relevant member state and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

In the U.K., this announcement is directed only at, Qualified Investors (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) or (ii) who fall within Article 49(2)(a) to (d) of the Order, and (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). This announcement must not be acted on or relied on (i) in the U.K., by persons who are not relevant persons, and (ii) in any member state of the European Economic Area other than the U.K., by persons who are not Qualified Investors.

This announcement may include statements that are, or may be deemed to be, “forward-looking statements”. These forward-looking statements may be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “plans”, “projects”, “anticipates”, “expects”, “intends”, “may”, “will” or “should” or, in each case, their negative or other variations or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. Forward-looking statements may and often do differ materially from actual results. Any forward-looking statements reflect Fresenius Medical Care’s current view with respect to future events and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to Fresenius Medical Care’s business, results of operations, financial position, liquidity, prospects, growth or strategies. Forward-looking statements speak only as of the date they are made.

Fresenius Medical Care and its affiliates expressly disclaim any obligation or undertaking to update, review or revise any forward looking statement contained in this announcement whether as a result of new information, future developments or otherwise.

No reliance may or should be placed by any person for any purposes whatsoever on the information contained in this announcement or on its completeness, accuracy or fairness. The information in this announcement is subject to change.

The date of admission of the convertible bonds and the shares issued upon conversion to trading may be influenced by things such as market conditions. There is no guarantee that admission will occur and you should not base your financial decisions on Fresenius Medical Care’s intentions in relation to admission at this stage. Acquiring investments to which this announcement relates may expose an investor to a significant risk of losing all of the amounts invested. Persons considering making such investments should consult an authorized person specializing in advising on such investments. This announcement does not constitute a recommendation concerning the convertible bonds offering. The value of shares can decrease as well as increase. Potential investors should consult a professional advisor as to the suitability of the convertible bonds offering for the person concerned.